SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Utility Holding Company Act of 1935

MGE Energy, Inc.
and
Madison Gas and Electric Company
(Name of Companies)

each hereby file with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information.

1. **Name, state of organization, location, and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.**

   MGE Energy, Inc. (MGE Energy) is a public utility holding company and was incorporated in Wisconsin on October 31, 2001. Its principal offices are located at 133 South Blair Street, Madison, Wisconsin 53703. On August 12, 2002, MGE Energy became the parent holding company of Madison Gas and Electric Company (MGE) as a result of the consummation of an exchange of MGE Energy common stock for MGE common stock. Following the share exchange, MGE transferred by dividend its outstanding equity interests of Central Wisconsin Development Corporation; MAGAEL, LLC; and three inactive subsidiaries (Mid-America Technologies, Inc.; North Central Technologies, Inc.; and Wisconsin Resources Corporation) to MGE Energy. All business operations conducted by MGE and its subsidiaries immediately before the effective date of the share exchange continued to be conducted by MGE and its subsidiaries immediately after the effective date of the share exchange.

   MGE Energy owns, directly or indirectly, an interest in the following entities:

   Madison Gas and Electric Company
   MGE Energy owns 100% of MGE. MGE is a public utility that generates and distributes electricity to nearly 132,000 customers in Dane County, Wisconsin (250 square miles) and purchases and distributes natural gas service to more than 129,000 customers in seven south-central Wisconsin counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe, and Vernon (1,375 square miles). MGE was organized as a Wisconsin corporation in 1896. Its principal offices are located at 133 South Blair Street, Madison, Wisconsin 53703.

ATC Management Inc./American Transmission Company LLC
MGE owns approximately 5% of the nonvoting stock and 20% of the voting stock of ATC Management Inc., a Wisconsin corporation, located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53188. ATC Management is the corporate manager of the American Transmission Company LLC (ATC) and, as such, has full, complete, and exclusive discretion to exercise management control over the business of ATC. ATC is a Wisconsin corporation located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53188. MGE owns approximately a 5% interest in ATC, which operates the electric transmission system in Wisconsin.

Central Wisconsin Development Corporation
MGE Energy owns 100% of Central Wisconsin Development, a Wisconsin corporation headquartered in Madison, Wisconsin. Central Wisconsin Development assists new and expanding businesses throughout central Wisconsin by participating in planning, financing, property acquisition, joint ventures, and associated activities.

MAGAEL, LLC
MGE Energy owns 100% of MAGAEL, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MAGAEL holds title to property acquired by MGE for future utility plant expansion and nonutility property.

MGE Power LLC
MGE Energy owns 100% of MGE Power, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Power was formed in 2002 for the purpose of owning real estate and new generating assets.

> **MGE Power West Campus, LLC**
> MGE Power owns 100% of MGE Power West Campus, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Power West Campus was formed in 2003 for the purpose of owning the electric generating assets related to the West Campus Cogeneration Facility.

> **MGE Power Elm Road, LLC**
> MGE Power owns 100% of MGE Power Elm Road, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Power Elm Road was formed in 2003 for the purpose of owning new generating assets and is presently inactive.

MGE Construct LLC
MGE Energy owns 100% of MGE Construct, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Construct was formed in 2002 for the purpose of providing construction services for building new generation assets.

Mid-America Technologies, Inc.
North Central Technologies, Inc.
Wisconsin Resources Corporation
MGE Energy owns 100% of each of the above inactive subsidiaries. Each entity is a Wisconsin corporation headquartered in Madison, Wisconsin.

2. **Provide a brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.**

MGE Energy is a holding company and is not expected to directly own any facilities for generating or distributing electric energy or for producing or distributing natural or manufactured gas.

MGE's major electric distribution lines and substations in service at December 31, 2003 (all located in Wisconsin), are as follows:

| | Miles | |
Distribution Lines	Overhead	Underground
69 kV	7	1
13.8 kV and under	960	898

Distribution	Substations	Installed Capacity (kVA)
69-13.8 kV	23	819,000
13.8-4 kV	32	291,000

On January 1, 2001, MGE transferred its electric transmission assets to ATC. In exchange for its transmission plant and related deferred taxes and deferred investment tax credits, MGE received approximately a 5% ownership interest in ATC. MGE receives a return on its investment in ATC that is approximately equal to the return it would have earned by retaining its transmission facilities. A small portion of the 69-kilovolt (kV) lines and substations has been classified as distribution assets.

MGE's net generating capability in service at December 31, 2003, was as follows:

Plants	Location	Fuel	Net Capability (MW)	No. of Units
Steam plants:				
Columbia	Portage, WI	Low-sulfur coal	225 [1,2]	2
Blount (Madison) . .	Madison, WI	Coal/gas	97	2
		Gas	39	2
		Coal/gas	22	1
		Gas/oil	35	4
Combustion turbines . .	Madison, WI Marinette, WI	Gas/oil	174	6
Portable generators	Madison, WI	Diesel	51	55
Wind turbines	Rosiere, WI	Wind	2	17
Total			645	

[1] Base-load generation

[2] MGE's 22% share of two, 512-MW units located near Portage, Wisconsin. The other owners are Alliant Energy Corp., which operates Columbia, and Wisconsin Public Service Corporation.

MGE's gas facilities include 2,234 miles of distribution mains (all located in Wisconsin).

MGE supplied natural gas service to more than 129,000 customers in the cities of Elroy, Madison, Middleton, Monona, Fitchburg, Lodi, Prairie du Chien, Verona, and Viroqua; 24 villages; and all or parts of 45 townships, all in Wisconsin.

MGE has physical interconnections with ANR Pipeline Co. (ANR) and Northern Natural Gas Co. (NNG). MGE's primary service territory, which includes Madison and the surrounding area, receives deliveries at one NNG and four ANR gate stations. Interconnections with two major pipelines provide competition in interstate pipeline service and a more reliable and economical gas supply mix, which includes gas from Canada and the United States mid-continent and Gulf/offshore regions.

3. **Provide the following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:**

a. Number of kilowatt-hours (kWh) of electric energy sold (at retail or wholesale) and MCF of natural or manufactured gas distributed at retail.

By MGE:
Retail kWh:	3,075,750,000
Wholesale kWh:	106,569,000
Retail therms:	230,359,000

b. Number of kWh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

None.

c. Number of kWh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

By MGE:
kWh:	8,182,000
therms:	14,002,000

d. Number of kWh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

By MGE:
kWh:	791,571,000
therms:	207,040,000

4. **Provide the following information for the reporting period with respect to claimant and each interest it holds, directly or indirectly, in an EWG or a foreign utility company, stating monetary amounts in United States dollars:**

    a. Name, location, business address, and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

        None.

    b. Name of each system company that holds an interest in such EWG or foreign utility company, and description of the interest held.

        None.

    c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

        None.

    d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

        None.

    e. Identify any service, sales, or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

        None.

MGE Energy, Inc.
Madison Gas and Electric Company

EXHIBIT A

The following financial statements of MGE Energy are submitted herewith:

- Consolidated Statement of Income for the year ended December 31, 2003
- Consolidated Balance Sheet for the year ended December 31, 2003

The following financial statements of MGE are submitted herewith:

- Consolidated Statement of Income for the year ended December 31, 2003
- Consolidated Balance Sheet for the year ended December 31, 2003

MGE Energy and Subsidiaries
Consolidated Statement of Income
(In thousands)

For the year ended December 31,	2003
Operating Revenues	$401,547
Operating Expenses:	
Fuel for electric generation	41,557
Purchased power	49,521
Natural gas purchased	104,066
Other operations and maintenance	111,636
Depreciation and amortization	23,344
Other general taxes	11,592
Total Operating Expenses	341,716
Operating Income	59,831
Other income	2,486
Interest expense	(11,776)
Income before income taxes	50,541
Income Tax Provision	(19,901)
Net Income	$ 30,640
Earnings Per Share of Common Stock (basic and diluted)	$1.71
Dividends paid per share of common stock	$1.35
Average Shares Outstanding	17,894

MGE Energy and Subsidiaries
Consolidated Balance Sheet
(In thousands)

At December 31,	**2003**

ASSETS

Current Assets:
Cash and cash equivalents	$ 2,020
Restricted cash	3,364
Accounts receivable, less reserves of $2,735 and $2,659, respectively	37,713
Unbilled revenues	21,644
Materials and supplies, at lower of average cost or market	7,851
Fossil fuel, at lower of average cost or market	5,054
Stored natural gas, at lower of average cost or market	18,598
Prepaid taxes	14,063
Other prepayments	2,156
Total Current Assets	112,463
Deferred charges	44,352
Property, plant, and equipment, net	449,022
Construction work in progress	88,489
Total Property, Plant, and Equipment	537,511
Other property and investments	31,293
Total Assets	$725,619

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Long-term debt due within one year	$ 20,000
Short-term debt - commercial paper	31,680
Accounts payable	36,172
Accrued interest	2,968
Other current liabilities	14,745
Total Current Liabilities	105,565

Other Credits:
Deferred income taxes	75,525
Investment tax credit - deferred	4,891
Regulatory liabilities	34,469
Other deferred liabilities	39,895
Total Other Credits	154,780

Capitalization:
Common shareholders' equity	263,070
Long-term debt	202,204
Total Capitalization	465,274
Commitments and contingencies	-
Total Liabilities and Capitalization	$725,619

Madison Gas and Electric Company
Consolidated Statement of Income
(In thousands)

For the year ended December 31,	2003
Operating Revenues:	
Regulated electric revenues	$241,745
Regulated gas revenues	159,802
Total Operating Revenues	401,547
Operating Expenses:	
Fuel for electric generation	41,557
Purchased power	49,521
Natural gas purchased	104,066
Other operations and maintenance	111,254
Depreciation and amortization	23,344
Other general taxes	11,589
Income tax provision	19,094
Total Operating Expenses	360,425
Net Operating Income	41,122
Other Income and Deductions:	
AFUDC - equity funds	514
Equity in earnings in ATC	3,687
Income tax provision	(463)
Other deductions	(3,002)
Total Other Income and Deductions	736
Income before interest expense and cumulative effect of a change in accounting principle	41,858
Interest Expense:	
Interest on long-term debt	11,558
Other interest	201
AFUDC – borrowed funds	(230)
Net Interest Expense	11,529
Net income before cumulative effect of a change in accounting principle	30,329
Cumulative effect of a change in accounting principle, net of tax benefit of $78	-
Net Income	$ 30,329

Consolidated Balance Sheet
(In thousands)

At December 31,	**2003**
ASSETS	
Utility Plant (At Original Cost, In Service):	
Electric	$573,326
Gas	232,401
Gross plant in service	805,727
Less accumulated provision for depreciation	(356,705)
Net plant in service	449,022
Construction work in progress	88,489
Total Utility Plant	537,511
Other property and investments	2,679
Investment in ATC	27,886
Total Other Property and Investments	30,565
Current Assets:	
Cash and cash equivalents	450
Restricted cash	3,364
Accounts receivable, less reserves of $2,735 and $2,659, respectively	34,453
Unbilled revenues	21,644
Materials and supplies, at lower of average cost or market	7,851
Fossil fuel, at lower of average cost or market	5,054
Stored natural gas, at lower of average cost or market	18,598
Prepaid taxes	14,305
Other prepayments	2,128
Total Current Assets	107,847
Special billing projects	14,574
Regulatory assets	7,931
Other deferred charges	21,575
Total Assets	$720,003
CAPITALIZATION AND LIABILITIES	
Common stockholder equity	$257,069
Long-term debt	202,204
Total Capitalization	459,273
Current Liabilities:	
Long-term debt - due within one year	20,000
Short-term debt - commercial paper	15,500
Accounts payable	51,744
Accrued interest	2,967
Accrued payroll - related items	6,786
Other current liabilities	8,872
Total Current Liabilities	105,869
Other Credits:	
Deferred income taxes	75,606
Investment tax credit - deferred	4,891
Regulatory liabilities	34,469
Pension liability	33,879
Other deferred liabilities	6,016
Total Other Credits	154,861
Commitments and Contingencies	-
Total Capitalization and Liabilities	$720,003

EXHIBIT B

Provide an organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

    Not applicable.

The above-named claimants have caused this statement to be duly executed on their behalf by their authorized officer as of this 27th day of February, 2004.

EXHIBIT C

Financial Data Schedule for MGE Energy	
Fiscal Year End	December 31, 2003
Period Year End	December 31, 2003
Total Assets	$725,619,000
Total Operating Revenues	$401,547,000
Net Income	$30,640,000

Financial Data Schedule for MGE	
Fiscal Year End	December 31, 2003
Period Year End	December 31, 2003
Total Assets	$720,003,000
Total Operating Revenues	$401,547,000
Net Income	$30,329,000

MGE Energy, Inc. and Madison Gas and Electric Company

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Jeffrey C. Newman
Vice President and Treasurer
MGE Energy, Inc. and Madison Gas and Electric Company
Post Office Box 1231
Madison, Wisconsin 53701-1231